BRUCE H. HALLETT D 214.922.4120 F 214.922.4142 bhallett@hallettperrin.com

January 19, 2018

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn:	Susan Block
Attorney Advisor Office of Transportation and Leisure

Re:	MMEX Resources Corporation (the “Company”)
Amendment No. 3 to Registration Statement on Form S-1 (333-218958)

Dear Ms. Block:

On behalf of the Company, we have reviewed your comment letter dated November 14, 2017 regarding the above-referenced filing and are responding to the Staff’s comments as follows:

Comment #1. We note your response to our prior comment 4 and reissue. The provision that allows Crown Bridge to, at any time after the occurrence of an Event of Default, convert, at Crown Bridge’s option, the note into shares of your common stock at a price based on a formula tied to market price of your Class A common stock is outside the allowable conditions for ‘indirect primary offerings” of equity line transactions. In addition, the note issued to Crown Bridge Partners, LLC on May 16, 2017 appears to allow the holder of the note to, at its option, convert all or any amount of the principal face amount of the note then outstanding into shares of the company’s common stock at a price for each share of common based upon a formula tied to the market price of your Class A common stock. Because this note was signed within six months of the signing of the equity line agreement, we view the convertible note as being part of the equity line transaction. Any such convertible securities, acquired within six months of the signing of the equity line agreement, and held by the equity line investor that are convertible into the company’s securities should be convertible at a fixed price that is not nominal, in order to fit within the accommodations for “indirect primary offerings” of equity line transactions.

RESPONSE: The $80,000 commitment fee note referenced in the Staff’s comment matured on December 12, 2017 and was thereafter converted into shares of Class A common stock of the Company pursuant to its terms. Similarly, the note issued on May 16, 2017 is no longer outstanding, as Crown Bridge converted the outstanding balance into shares of Class A common stock in accordance with the terms of such note. The disclosure on pages 6 and 52 has been updated to reflect these developments.

January 19, 2018

Comment #2. Please provide, if true, a representation that you have the ability to repay the indebtedness to Crown Bridge without recourse to the monies received or to be received from Crown Bridge under the equity line agreement. Please note that the amount of indebtedness may not be reduced or relieved by the issuance of shares under the equity line.

RESPONSE: As noted above, there is no longer any outstanding indebtedness to Crown Bridge. However, responsive language has been included in Amendment No. 3 to S-1 on page 6 to the extent that the Staff’s comment may still be applicable.

Comment #3. We note your response to our prior comment 5 and re-issue. Please disclose the percentage of your Class A common stock that the securities underlying the equity line agreement represent, based on the current price of your Class A common stock (without taking into account any caps on the number of shares that Crown Bridge may own at any one time).

RESPONSE: Responsive language has been included in Amendment No. 3 to S-1 on page 6.

Comment #4. Please revise to set forth the interest rate, as well as the redemption premiums of the principal amount of the note, for each note and the maturity of each note. And, to the extent the indebtedness to be discharged was incurred within one year, describe the use of the proceeds of such indebtedness. Refer to instruction 4 of Item 504 of Regulation S-K. In addition, to the extent that you do not draw upon the entire $3,000,000 worth of Class A Common stock under the Equity Purchase Agreement, please tell us how you plan to repay the notes.

RESPONSE: Responsive language has been included in Amendment No. 3 to S-1 on page 21.

Comment #5. We note your response to our prior comment 10 and reissue in part. Please revise to clarify, if true, Maples Resource’s “right, title and interest in plans to build the Refinery” refers only to the plans and not to an actual right to build the Refinery or the actual title for the land for the Refinery site. In addition, you state that you filed this agreement in your previous amendment to your Form S-1. However, we were unable to locate the agreement. Please file the agreement as an exhibit to your registration statement.

RESPONSE: Responsive language has been included in Amendment No. 3 to S-1 on page 40. The agreement, although previously incorporated by reference, has now been refiled as Exhibit 10.1.

Comment #6. We note your response to our prior comment 12 and reissue in part. Please clarify which milestones, if any, you have completed in the section labeled “Fourth quarter of 2017” on page 41. In addition, please disclose here an estimate of the costs of the milestones listed on pages 41 and 42.

RESPONSE: Responsive language has been included in Amendment No. 3 to S-1 on pages 41 and 42.

Comment #7. We note your response to our prior comment 15 and reissue in part. Please disclose whether you will need to obtain financing in order to purchase the 350 acre parcel of land for your refinery.

RESPONSE: Responsive language has been included in Amendment No. 3 to S-1 on page 43.

January 19, 2018

Comment #8. Please revise to clarify, if true, that you have not yet filed for any of the permits listed on page 45.

RESPONSE: Responsive language has been included in Amendment No. 3 to S-1 on page 45.

Comment #9. Please revise to include the shares issuable to Crown Bridge Partners, LLC pursuant to the May 16, 2017 note for $60,000 or advise.

RESPONSE: Crown Bridge converted the May 16, 2017 note into shares of Class A common stock. Crown Bridge has confirmed to the Company that, as of January 15, 2018, it no longer beneficially owned any of the shares issued upon conversion. Accordingly, the amounts included in the beneficial ownership table are solely those issuable under the equity line.

Comment #10. Please revise to include the natural person with voting or dispositive control over the shares owned by Vista Capital Investments LLC.

RESPONSE: Responsive language has been included in Amendment No. 3 to S-1 on page 54.

Comment #11. We note your revised disclosure on page 56 that you are authorized to issue 9,010,000,000 shares of capital stock. This disclosure appears inconsistent with your disclosure on page 40 that you are authorized to issue 5,000,000,000 shares of capital stock, of which 3,000,000,000 has been designated Class A common stock and 2,000,000,000 has been designated Class B common stock. Please revise for consistency.

RESPONSE: We have updated the disclosure on page 56 to reflect that the Company proposes to increase the number of authorized shares of Class A common stock from 3 billion to 10 billion shares, subject to the required approval of the Company’s stockholders.

Comment #12. Please include a hyperlink for each exhibit incorporated by reference pursuant to Item 601(a)(2) of Regulation S-K.

RESPONSE: Hyperlinks have been added where previously missing on page II-4 of Amendment No. 3 to S-1.

Comment # 13. We note your response to our prior comment 20 and reissue in part. Our prior comment 20 referenced Section 7.1(b), but we note you have removed Section 7.2(b). Section 7.1(b) appears to give Crown Bridge control over the right of the company to sell the put shares to Crown Bridge. The investor should be irrevocably bound to purchase all of the shares underlying the equity line agreement before filing the registration statement. Please revise accordingly.

RESPONSE: Thank you for noting this error. Exhibit 10.4 has now been corrected and refiled.

Very truly yours,

/s/ Bruce H. Hallett